File No. 70-8993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

__________________________________________
AMENDMENT NO. 1 TO
FORM U-1 DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of company filing this statement
and address of principal executive office)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann                       James R. Lance
Associate General Counsel                 Manager - Corporate Finance
Cinergy Corp.                             & Financial Risk Management
(address above)                           Cinergy Corp. (address above)

William T. Baker, Jr.
Reid & Priest LLP
40 West 57th Street
New York, New York  10019

        The application-declaration as previously filed in this proceeding ("Application") is hereby amended and restated in its entirety to read as follows:

Item 1.    Description of Proposed Transactions

     A.    Summary of Requested Authorization

     Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authorization to issue and sell from time to time through December 31, 2002 unsecured debt securities (the "Debentures") in an aggregate principal amount not to exceed $400 million at any time outstanding, subject, however, to an aggregate indebtedness limitation currently applicable to Cinergy by prior Commission order. Cinergy proposes to apply net proceeds from the issue and sale of the Debentures to general corporate purposes, primarily the repayment of outstanding short-term indebtedness incurred to finance Cinergy's investment in Midlands Electricity plc ("Midlands"), a U.K. regional electricity company and "foreign utility company" within the meaning of section 33 of the Act in which Cinergy acquired a 50% equity interest in 1996. Cinergy also proposes to use various interest rate risk management instruments in connection with the issuance and sale of the Debentures.

     B.   Terms of Debentures

     Cinergy proposes to issue and sell from time to time through December 31, 2002 up to $400 million principal amount of Debentures in one or more series, subject to the aggregate debt limitation specified in Item 1.C below. The Debentures (a) will not be convertible into any other securities of Cinergy, (b) will have maturities ranging from one to 40 years,(c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, and (d) may be entitled to mandatory or optional sinking fund provisions. In addition, Cinergy may have the right from time to time to defer the payment of interest on the Debentures of one or more series (which may be fixed or floating or "multi-modal" debentures, i.e., debentures where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period), with all accrued and unpaid interest (together with interest thereon) becoming due and payable at the end of each such extension period. The Debentures will be issued under an indenture (the "Indenture") to be entered into between Cinergy and The Fifth Third Bank, an Ohio banking corporation, as trustee (the "Trustee," including any successor trustee appointed pursuant to the Indenture), with a supplemental indenture to be executed in respect of each separate offering of one or more series of Debentures (each, a "Supplemental Indenture"). Forms of Debenture, Indenture and Supplemental Indenture are filed herewith as Exhibits A-1, A-2 and A-3 respectively.

     Cinergy contemplates that the initial series of Debentures would be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Debentures without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. A form of Purchase Agreement with respect to such anticipated private offerings of Debentures through investment banking or underwriting firms is filed herewith as Exhibit B-1. From time to time Cinergy may also issue and sell the Debentures of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The maturity dates, interest rates, redemption and sinking fund provisions, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable Supplemental Indenture and Purchase Agreement or underwriting agreement setting forth such terms; provided, however, that (1) Cinergy will not issue and sell any Debentures
(a) at a price higher than 102% or lower than 98% of the applicable principal amount thereof or (b) at interest rates in excess of those generally obtainable at the time of pricing or repricing of such Debentures for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality; and (2) any placement, underwriting and selling agent fees, commissions and discounts to be paid by Cinergy in connection with the issue and sale of any series of Debentures will not exceed 3.5% of the aggregate principal amount thereof.

        C.    Applicability of Aggregate Debt Limitation

        The Debentures would be issued and sold in an aggregate principal amount not to exceed $400 million at any time outstanding, subject, however, to the aggregate limitation on outstanding Cinergy indebtedness ("Cinergy Corp. Debt Limitation") imposed by the Commission in its order issued in File No. 70-8521 on March 12, 1996 (Release No. 35-26488), together with any further order or orders of the Commission that may raise or lower the Cinergy Corp. Debt Limitation. Currently, the Cinergy Corp. Debt Limitation is $1 billion and applies to certain short-term bank borrowings, commercial paper, letter of credit transactions and guarantees/1/ issued and sold from time to time generally through December 31, 1999. Cinergy anticipates that it will shortly file with the Commission an application seeking to increase the Cinergy Corp. Debt Limitation.

        D.    Use of Proceeds/Source of Funds

        Cinergy proposes to use the proceeds from the issue and sale of the Debentures, after deduction of any applicable fees, commissions and expenses, to repay outstanding short-term indebtedness incurred to finance Cinergy's investment in Midlands. To preserve financial flexibility, Cinergy also seeks authority to use proceeds from the issue and sale of the Debentures for other lawful corporate purposes, including (1) investments in exempt wholesale generators ("EWGs") and other foreign utility companies ("FUCOs"); energy related companies within the meaning of rule 58; and Cinergy subsidiary companies; and (2) repayment of other short-term indebtedness and Debentures outstanding from time to time.

        With regard to potential additional investments in EWGs and FUCOs with the proceeds of Debentures, Cinergy has a pending amended application-declaration in File No. 70-9011 (see Release No. 35-26698, March 28, 1997) ("100% U-1") seeking authority to apply the net proceeds of certain debt and equity securities issued by it - including the proposed Debentures - to acquisitions of interests in EWGs and FUCOs, provided that Cinergy's aggregate investment therein would not at any time exceed Cinergy's consolidated retained earnings within the meaning of rule 53. Currently, under prior Commission orders, Cinergy may apply such proceeds for such purposes provided that Cinergy's aggregate investment does not exceed 50% of consolidated retained earnings.

        Cinergy anticipates that interest due on the Debentures would be paid from internally generated funds, including dividends from subsidiaries. Cinergy expects that the principal of and premium, if any, on the Debentures would be paid from the proceeds of additional series of Debentures or shares of Cinergy common stock/2/ or, on a bridge basis, from the proceeds of short-term debt issued by Cinergy.

        E.     Interest Rate Risk Management

        In connection with the issuance and sale of the Debentures, Cinergy proposes to mitigate interest rate risk through the use of interest rate management instruments commonly used in today's capital markets, consisting of interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage and minimize interest costs. Cinergy expects to enter into these agreements with counterparties that are highly rated financial institutions. The transactions will be for fixed periods and stated notional amounts.

        Fees, commissions and annual margins in connection with any interest rate management agreements will not exceed 100 basis points in respect of the principal or notional amount of the related Debentures or interest rate management agreement. In addition, with respect to options (such as caps and collars), Cinergy may pay an option fee which would not exceed 10% of the principal amount of the Debentures covered by the option.

        F.     Benefits of Proposed Transactions

        For the reasons discussed below, Cinergy believes that the proposed Debentures are a prudent financing device, appropriate in the ordinary course of Cinergy's business, and not detrimental to the interests of Cinergy's shareholders and customers or the public.

        Cinergy's present intention is to issue and sell up to the entire aggregate principal amount of the proposed Debentures for the purpose of refinancing a like principal amount of short-term debt issued by Cinergy to finance its Midlands investment. In effect, therefore, the proposed transactions would result in Cinergy substituting short-term unsecured bank debt with longer term unsecured debt. Because Cinergy considers the Midlands investment to be a long-term investment, Cinergy considers it appropriate to fund at least a portion of this long-term asset with long-term securities, thereby locking in long-term capital at known fixed rates./3/

        At March 31, 1997, Cinergy had outstanding approximately $534 million in aggregate principal amount of short-term indebtedness, constituting Cinergy's only outstanding indebtedness and comprised exclusively of unsecured bank loans. Of that figure, approximately $485 million represented short-term bank debt incurred to finance Cinergy's indirect 50% ownership interest in Midlands, acquired in 1996 in a joint venture transaction with GPU, Inc. Cinergy and GPU, acting through Avon Energy Partners plc, commenced their cash tender offer to acquire Midlands in May 1996 and completed the acquisition in the third quarter of 1996.

        Cinergy used unsecured short-term bank debt to finance the acquisition of its entire $503 million equity investment in Midlands, with
(i) Cinergy originally borrowing $471 million of short-term funds under its $600 million Credit Agreement, dated May 6, 1996 ("$600 Million Credit Agreement"), with certain banks and Barclays Bank plc ("Barclays") as administrative agent, and (ii) Cinergy UK, Inc., a special-purpose indirect wholly-owned subsidiary of Cinergy, originally borrowing $32 million of short-term funds under its $40 million Credit Agreement, dated May 6, 1996 ("$40 Million Credit Agreement"), with Barclays as administrative agent. /4/ For further information with respect to Cinergy's acquisition and financing of its interest in Midlands, reference is made to the 100% U-1 and to Cinergy's quarterly certificates of notification in File No. 70-8521 commencing with the certificate covering the second quarter of 1996.

        Because Cinergy financed the acquisition of its equity investment in Midlands solely with short-term debt, and has continued to finance its investment in Midlands entirely with short-term debt, Cinergy necessarily has been and continues to be exposed to fluctuations in short-term interest rates. Given that Cinergy's equity investment in Midlands amounts to roughly half a billion dollars, this exposure is significant.

        More specifically, under the $600 Million Credit Agreement, Cinergy may borrow short-term funds priced at various interest rates at Cinergy's option, including borrowings for terms of one, two, three or six months currently priced in each case at applicable LIBOR plus 35 basis points. In general, all of the short-term borrowings and reborrowings by Cinergy under the $600 Million Credit Agreement prior to March 31, 1997 have been priced using the 1-month LIBOR option (i.e., LIBOR in effect at the time of borrowing applicable to a one-month maturity plus 35 basis points). As of April 16, 1997, 1-month LIBOR and 6-month LIBOR (including the additional 35 basis points Cinergy is required to pay under the $600 Million Credit Agreement to access either of these borrowing options) were about 6.0% and
6.4 % respectively. LIBOR rates are subject to constant fluctuation based on the general level of interest rates, economic conditions and supply and demand for capital.

        To illustrate the variability of applicable LIBOR, and therefore the exposure that Cinergy has to the ultimate level of interest expense it pays, noted below is the maximum value for certain LIBOR indices during the time periods indicated:

                      Maximum Rate          Maximum Rate
                      Since 1990            Since 1985

1-mo. LIBOR             8.75%               10.0625%
6-mo. LIBOR             8.875%              10.6875%

        Cinergy proposes to address this exposure to potentially volatile short-term interest rates by issuing longer term unsecured debt securities with fixed rates of interest - the Debentures./5/ Based on market conditions at April 16, 1997, Cinergy estimates that Debentures with 2-40 year maturities issued on such date would have been priced at a fixed coupon rate of interest between 6.25% and 8.50%, respectively (excluding underwriting fees and commissions); the lower end of this range is comparable to or only slightly above the current rates applicable to 1- or 6-month LIBOR borrowings by Cinergy under the $600 Million Credit Agreement (see above).

        Thus, the Debentures would permit Cinergy to mitigate its exposure to short-term interest rate swings, in exchange for interest rates likely to be somewhat higher than prevailing short-term interest rates on the date of issuance. Of course, over time, the issuer of debentures with an initially higher rate of interest may realize net interest cost savings if short-term interest rates rise.

        Another important relative benefit of the Debentures is avoidance of the repricing risk of short-term bank debt. The common practice of continually reborrowing or "rolling-over" short-term bank loans necessarily subjects the borrower, as each proposed rollover date approaches, to the risk that, given the supply and demand ebb and flow conditions of the U.S. capital markets, the rollover or repricing may be prohibitively expensive or even effectively unavailable. For example, if the issuer must reprice short-term loans on the same day that huge capital demand exists (such as days when the U.S. Treasury is issuing securities), available interest rates offered by bank lenders are likely to be adversely affected (i.e., to be marginally higher, potentially significantly higher, than otherwise would have been the case). Likewise, the short-term borrower may not be able to satisfy the applicable conditions of the existing bank credit agreement for a rollover, due to these or other external events or other circumstances that have arisen since the original advance of funds, such as adverse developments in the borrower's industry generally. In short, external or supervening events, beyond the corporate issuer's control and often difficult or impossible to anticipate, may jeopardize the ability of the borrower to reprice or reborrow expiring short-term bank loans.

        In contrast to this repricing risk of short-term debt, the Debentures, with their locked-in funding rates for longer maturities, are conducive to maturity management and afford a level of financial security unavailable through short-term debt alone. Debentures enable the issuer to slot or schedule maturities, at regular or staggered intervals, in a coordinated fashion consistent with the issuer's expected future capital needs.

        A third important comparative advantage of the Debentures concerns credit ratings: the longer term nature of the Debentures should yield incrementally more favorable credit ratings for Cinergy as opposed to shorter-term debt securities issued by Cinergy on the same date./6/ This reflects the basic fact, discussed in the prior paragraphs, that with debentures the funding rate is known for an extended period of time, not subject to being withdrawn by the lender or lenders as in the case of short-term bank debt. Cinergy has met with the major credit rating agencies and expects to obtain ratings for Debentures sometime in the second calendar quarter of 1997. Based on these meetings, preliminary conversations with investment bankers and past practices of the ratings agencies, Cinergy anticipates that its long-term, senior Debentures will receive ratings in the BBB range, an investment grade rating.

        Yet another notable benefit of the Debentures and of debentures generally vis-a-vis short-term debt is freedom from restrictive covenants in the underlying contracts. Generally, the applicable contracts under which U.S. investment-grade debentures are issued and sold do not contain any restrictive covenants, negative pledges or other similar commitments of the issuer, other than the basic obligation to make timely payments of all amounts due in respect of the debentures./7/ This is in sharp contrast to credit agreements for short-term bank loans, which typically contain numerous covenants restricting the borrower's business activities. This is not an academic distinction. Defaults under restrictive bank loan covenants may trigger cross-defaults under other agreements of the borrower and accelerate payment obligations under other outstanding securities of the borrower.

        Given these important advantages, it is hardly surprising that debentures are commonly used financial instruments in today's energy industry. In 1996 alone, electric utility holding companies and electric utilities issued in excess of $1.6 billion principal amount of unsecured long-term debt, not including private sales. The Commission has issued a number of recent orders authorizing electric utilities or electric utility holding companies to issue debentures./8/

        Additional factors support Cinergy's belief that the Debentures will be accorded BBB investment-grade ratings by the major ratings agencies. Even assuming that none of the Debentures were to be issued to refinance short-term debt - an assumption at odds with Cinergy's present intentions, pursuant to which the entire principal amount of the Debentures would be issued to refinance short-term debt relating to the Midlands acquisition - Cinergy has ample room to issue additional debt while still remaining within the target debt/capitalization ratios of Standard & Poor's for investment grade electric utilities. The total debt/total capital S&P guideline for BBB-rated electric utilities is in the range of 48% to 59%. At December 31, 1996, Cinergy's comparable consolidated ratio was 54.9%. Cinergy could thus issue up to approximately $600 million of additional debt without running afoul of the S&P guidelines./9/

        G.        Rule 53 Analysis

        As previously noted, Cinergy has requested Commission authorization in the pending 100% U-1 to apply proceeds from the issue and sale of (among other securities) Debentures to investments in EWGs and FUCOs so long as the aggregate investment therein does not exceed Cinergy's consolidated retained earnings. In that U-1, Cinergy sets forth a detailed analysis of the proposed transactions under rule 53(c), reference to which is hereby made for the details thereof, establishing compliance with the standards thereof.

Item 2.     Fees, Commissions and Expenses

     Applicant estimates that in addition to the fees, commissions, margins and expenses ("Fees") described in Item 1, the following Fees will be incurred directly or indirectly by it or any associate company thereof in connection with the proposed transactions:

        Legal Fees .................................   $60,000
        Trustee Fees ...............................   $20,000
        Printing Fees ..............................   $40,000
        Rating agency Fees..........................   $186,000
        Fees of Cinergy Services....................   $15,000
        Blue sky Fees...............................   $5,000
        Accountant Fees.............................   $30,000
        TOTAL ......................................   $356,000

Item 3.     Applicable Statutory Provisions

        The proposed issuance and sale and application of the proceeds of the Debentures is subject to sections 6(a) and 7 of the Act and rule 53 thereunder.

Item 4.     Regulatory Approval

        No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.     Procedure

        Applicant requests that the Commission issue a public notice of the proposed transactions as soon as possible, but in any event not later than May 9, 1997; that the Commission's order authorizing the proposed transactions be issued as soon after the expiration of the public comment period as the Commission's rules allow; and that there be no waiting period between the issuance of the Commission's order and its effective date. In addition, Applicant waives a recommended decision by a hearing officer or other responsible officer of the Commission and consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order.

Item 6.     Exhibits and Financial Statements

            (a)  Exhibits:

            A-1 Form of Debenture (included as part of Exhibit A-2 and Exhibit A-3)
            A-2  Form of Indenture
            A-3  Form of Supplemental Indenture
            B-1  Form of Purchase Agreement
            C    Not applicable
            D    Not applicable
            E    Not applicable
            F    Preliminary opinion of counsel (to be filed by amendment)
            G-1 Revised form of notice of proposed transactions for publication in Federal Register

           (b)   Financial Statements:

            FS-1 Cinergy Pro Forma Consolidated Financial Statements dated December 31, 1996
            FS-2 Cinergy Pro Forma Financial Statements dated December 31,
1996
            FS-3 Cinergy Consolidated Financial Data Schedule (included as part of electronic submission only)
            FS-4 Cinergy Financial Data Schedule (included as part of electronic submission only)

Item 7.     Information as to Environmental Effects

           (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

           (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                               SIGNATURE

        Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:        April 23, 1997

                                     CINERGY CORP.



                                    By:  /s/ William L. Sheafer
                                         Treasurer


                             Endnotes

/1/ The guarantee authority was granted pursuant to the Commission's order dated August 25, 1995 in File No. 70-8587 (Release No. 35-26362) and currently is due to expire on June 1, 1997. Cinergy has filed an application, docketed in File No. 70-9015, seeking to extend that guarantee authorization through December 31, 2002 and expand its scope.

/2/ Under prior Commission orders (Release No. 35-26477, February 23, 1996; see also Release No. 35-26159, November 18, 1994), Cinergy may issue and sell less than one million shares of common stock (apart from common stock issued in connection with Cinergy stock-based benefit plans), representing the balance of authorized shares originally totaling eight million.
Cinergy plans shortly to file with the Commission an application requesting authority to issue additional shares of common stock and to increase the Cinergy Debt Limitation.

/3/ As noted above, Cinergy has limited common stock issuance authority under prior Commission orders and expects to file an application soon seeking authority to issue additional shares of common stock (among other securities), the proceeds of which Cinergy would apply to (among other uses) refinancing indebtedness. Although Cinergy may thus seek to issue common stock to finance or refinance in part its interest in Midlands or in other FUCOs or EWGs, common stock is a more expensive long-term financing alternative than debentures and accordingly Cinergy would not seek to rely solely on common stock as a long-term vehicle for financing such investments.

/4/ As of March 31, 1997 (i) Cinergy UK had repaid a total of approximately $13 million of the funds originally borrowed under the $40 Million Credit Agreement and (ii) Cinergy had incurred a corresponding amount of incremental short-term borrowings under the $600 Million Credit Agreement.

/5/ As previously discussed, from time to time Cinergy may also determine to issue and sell Debentures with floating rates of interest as well as multi-modal Debentures, i.e., Debentures that through a periodic reset feature may alternately carry both fixed and floating rates of interest.

/6/ None of Cinergy's outstanding short-term debt is currently rated by any ratings agency. Cinergy has not issued any commercial paper since consummation on October 24, 1994 of the merger that created Cinergy.

/7/ Cinergy's utility subsidiaries - The Cincinnati Gas & Electric Company, PSI Energy, Inc. and The Union Light, Heat and Power Company - issued and sold over $400 million of debentures in 1995 and 1996, none of which featured restrictive covenants.

/8/ See, e.g., General Public Utilities Corporation, Release No. 35-26559, August 23, 1996 (authorizing registered electric utility holding company to issue and sell up to $300 million aggregate principal amount of debentures from time to time through December 31, 2001); Central and South West Corporation, et al., Release No. 35-26687, March 17, 1997; Alabama Power Company, et al., Release No. 35-26560, August 26, 1996; Jersey Central Power & Light Company, Release No. 35-26246, March 6, 1995.

/9/ Of course, the S&P guidelines are more restrictive than the 65/30 consolidated debt/common equity ratio (the balance generally being preferred equity) that the Commission traditionally required registered holding companies and their subsidiaries to satisfy as one of the conditions to approving security issuances under the standards of section 7 of the Act.